UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2026 (Report No. 3)

Commission File Number: 001-40614

INTERCURE LTD.

(Translation of registrant’s name into English)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 24, 2026, InterCure Ltd. (the “Registrant”) issued a press release titled “InterCure Finalizes NIS 230 Million (~US $77 Million) Settlement for War-Related Indirect Damages,” a copy of which is furnished as Exhibit 99.1 with this report of Foreign Private Issuer on Form 6-K.

Exhibit No.
99.1	Press Release issued by InterCure Ltd. on August 24, 2026, titled “InterCure Finalizes NIS 230 Million (~US $77 Million) Settlement for War-Related Indirect Damages.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCURE LTD.

Date: August 24, 2026	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer